UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of an Independent Director and the Chief Financial Officer

Mr. He Huang, a member of the board of directors (the “Board”) of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from his positions as an Independent director of the Board, a member of the nominating and corporate governance committee (the “Nominating Committee”) and the compensation committee (the “Compensation Committee”), and the Chairman of the audit committee (the “Audit Committee”) of the Board, for personal reasons, effective on December 5, 2025.

Mr. Xiaolan Tang, the chief financial officer (the “CFO”) of the Company, resigned from his position for personal reasons, effective on December 5, 2025.

Mr. Robert L. Angell, the chief technology officer (the “CTO”) of the Company, resigned from his position for personal reasons, effective on December 5, 2025.

The resignations of Mr. Huang, Mr. Tang, and Mr. Angell were not the result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of a New Chairman of the Board, a Co-Chief Executive Officer, a New Chief Financial Officer, a New Chief Technology Officer, and a New Independent Director (the “New Directors and Officers”)

To fill the vacancy created by He Huang’s departure, on December 5, 2025, the Board appointed Xiaoxia Wu as an independent director, effective immediately. The Company’s Board has determined that Ms. Wu is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. Ms. Wu will serve as a member of the Nominating Committee and the Compensation Committee, and the Chair of the Audit Committee of the Board.

The Company has determined that it is in its best interest to appoint a Co-Chief Executive Officer (the “Co-CEO”). Accordingly, to fill the vacancy created by the departure of Mr. Shaoyun Han and to address the Company’s operational needs, on December 5, 2025, the Board appointed Tianlong Wang as the new Chairman of the Board and the Co-CEO of the Company, effective immediately.

To fill the vacancy created by the departures of Mr. Xiaolan Tang, on December 5, 2025, the Board appointed Diyu Jiang as the new CFO of the Company, effective immediately.

To fill the vacancy created by the departures of Mr. Robert L. Angell, on December 5, 2025, the Board appointed Xiaoyang Xie as the new CTO of the Company, effective immediately.

The biographical information of Xiaoxia Wu, Tianlong Wang, Diyu Jiang, and Xiaoyang Xie is set forth below.

Xiaoxia Wu served as a human resources (the “HR”) business partner   at New Open Enterprise Management Group Co., Ltd. from May 2021 to January 2024. In this role, she conducted organizational diagnostics and optimized position systems to improve efficiency, led talent reviews and succession planning to strengthen workforce structure, and developed performance and incentive mechanisms to enhance organizational vitality. She was also responsible for directing annual recruitment plans and talent acquisition strategies. Earlier, she served as HR Manager at Tianyang Real Estate Co., Ltd. from January 2018 to November 2020, where she designed and implemented recruitment plans to strengthen the talent pipeline, established performance appraisal systems and HR policies, and oversaw employee relations, training, talent reviews, and general administrative matters, including management of fixed assets, licenses, and archives. She previously served as HR and administrative supervisor at PowerChina Real Estate Group Co., Ltd. from 2012 to 2017, and at Beijing Tianxing Aode Technology Co., Ltd. from 2009 to 2012. She holds a Bachelor’s degree in Public Administration from Hebei GEO University Huaxin College (2005–2009) and a certification as an Intermediate Economist (Human Resources) issued by the Ministry of Human Resources and Social Security of the PRC.

Tianlong Wang has held multiple positions at Youngor Group Co., Ltd. since joining in 2009. Since 2018, he has served as vice general manager for the Beijing region, overseeing regional operations and strategic implementation, achieving consecutive years of double-digit growth. His responsibilities include developing regional strategies, leading digital transformation initiatives, managing financial budgets and risk, and coordinating brand promotion, capital market activities, and government relations. From 2015 to 2018, he was regional sales director, directing the company’s sales network in Beijing, expanding key clients and partnerships, and achieving over 35% growth in the company’s performance in Beijing during tenure. Earlier, he served as senior account manager/regional manager at this company. He holds a Bachelor’s degree in Software Engineering from Hebei University (2005–2009).

Diyu Jiang served as assistant to the chairman & finance manager at Wanxiang Xinyuan Technology Co., Ltd, a company listed on Shenzhen Stock Exchange, from October 2024 to April 2025, assisting the chairman in strategic planning, leading the establishment of budgeting and business analytics systems, and representing the company in negotiations to expand financing channels. From August 2023 to October 2024, she was chief financial officer at Tengchuanrui Plastic Products Co., Ltd., leading comprehensive financial strategy planning, overseeing budgeting, cost control, and establishing an end-to-end financial control system. From March 2021 to July 2023, she served as chief financial officer at Hunan Qingqing Consulting Co., Ltd., where she was in charge of project-based financial management and the internal control system, oversaw overall financial operations and the finance team, and supported the company through multiple financing rounds. Earlier, from July 2019 to February 2021, she was senior audit manager at Hunan Zhichao United Accounting Firm, leading audit teams on annual audits and IPO projects for multiple A-share and H-share listed companies in China. She obtained a Bachelor’s degree in Accounting from Xiangtan University in June 2011. She holds the Certified Public Accountant (China) and Chartered Certified Accountant (ACCA) qualifications.

Xiaoyang Xie served as director of human resources at Beijing Yunbaixun Technology Co., Ltd. from March 2019 to September 2025, where he led university-enterprise collaborations to establish efficient campus recruitment channels, enabling the batch hiring of core technical talent. He also designed and implemented a comprehensive employee training system covering corporate culture, business skills, and career development, significantly improving new hire retention and onboarding efficiency. As a core management team member, he contributed to major strategic planning, organizational transformation, and business restructuring initiatives. Prior to this role, he served as President/General Manager at Beijing Jinfang Times Technology Co., Ltd., and in sales management at Baidu Times Network Technology (Beijing) Co., Ltd. He received a Bachelor’s degree in International Trade from Beijing University of Applied Technology in June 2004.

The New Directors and Officers do not have any family relationship with any director or executive officer of the Company and have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into a director offer letter with Xiaoxia Wu, which establishes other terms and conditions governing her service to the Company. She will receive an annual base salary of $30,000 in cash, paid in accordance with the Company’s regular payroll practices for her services as the independent director.

The Company entered into a director offer letter (together with the director offer letter with Xiaoxia Wu, the “Offer Letters”) and an employment agreement with Tianlong Wang, which establishes other terms and conditions governing his service to the Company as the Chairman of the Board, and as the Co-CEO of the Company, respectively. He will receive an annual base salary of $50,000 in cash, paid in accordance with the Company’s regular payroll practices for his services as the Chairman of the Board.

The Company entered into employment agreements with Diyu Jiang and Xiaoyang Xie (together with the employment agreement with Tianlong Wang, the “Employment Agreements”), respectively, which establishes other terms and conditions governing their services to the Company. Diyu Jiang will receive an annual base salary of $50,000 in cash, paid in accordance with the Company’s regular payroll practices for her services as the CFO of the Company. Xiaoyang Xie will receive an annual base salary of $50,000 in cash, paid in accordance with the Company’s regular payroll practices for his services as the CTO of the Company.

The Offer Letters with Tianlong Wang and Xiaoxia Wu, and the Employment Agreements with Tianlong Wang, Diyu Jiang, and Xiaoyang Xie, respectively, are qualified in their entirety by reference to the complete text of the corresponding Offer Letters and Employment Agreements, which are filed hereto as Exhibits 99.1 through 99.5.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Offer Letter, dated December 5, 2025 by and between the Company and Tianlong Wang
99.2	Offer Letter, dated December 5, 2025 by and between the Company and Xiaoxia Wu
99.3	Employment Agreement, dated December 5, 2025 by and between the Company and Tianlong Wang
99.4	Employment Agreement, dated December 5, 2025 by and between the Company and Diyu Jiang
99.5	Employment Agreement, dated December 5, 2025 by and between the Company and Xiaoyang Xie

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: December 5, 2025

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